ABC Records management and Data Storage Inc.

Flat A, 22F, Block 11
Wonderland Villas, Kwai Chung
Hong Kong, China
852-6677-3973
April 12, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention: Susan Block

Dear Sirs:

Re: ABC Records Management and Data Storage Inc. - Form S-1 (File No. 333-177746)

We are in receipt of your comment letter dated May 3, 2012 concerning our Amendment No. 2 to Registration Statement on Form S-1 filed April 12, 2012. We respond to your comments as follows and provide an amended registration statement for your review:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have amended the document accordingly.

Summary, page 5

2. We note your response to our prior comment 3 and your revised disclosure regarding your fixed monthly expense of rent. Please also include here the disclosure found on page 19, under “Description of Business,” that based on your funding requirements you have enough funds to take you until the end of May 2012.

We have amended the document accordingly.

Description of Business, page 18

3. We note your response to our prior comment 11. It appears that tallying the expenses listed in the top table on page 19 results in a total of $150,000, while the total column provided in that table is $170,300 and tallying the expenses in the bottom table which discloses by date is $170,300. Please revise to reconcile here and on page 53.

We have amended the document accordingly.

4. Refer to the seventh paragraph in this section. Please also indicate that there is no guarantee that you will obtain a loan from your directors. Please also revise at page 53 under “Management’s Discussion and Analysis.”

We have amended the document accordingly.

Regards,

/s/Wai Yin Marcia Pong

President